Via EDGAR Correspondence

April 22, 2016

Ms. Deborah O’Neal-Johnson Senior Counsel Division of Investment Management, Disclosure Review Office U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	TIFF Investment Program (the “Registrant”): File Nos. 811-8234 and 33-73408

Registrant’s Post-Effective Amendment No. 48 to its Registration Statement on
Form N-1A

Dear Ms. O’Neal-Johnson:

This letter responds to comments you provided to the undersigned in a telephonic discussion on Thursday, April 7, 2016, with respect to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A, as filed on February 26, 2016 (“PEA No. 48”). PEA No. 48 was filed to allow review of the disclosure related to a change in the Constructed Index of TIFF Multi-Asset Fund, a series of the Registrant. The Registrant will file Post-Effective Amendment No. 49 pursuant to Rule 485(b) on or about April 29, 2016 to update the financial information, finalize disclosure (including responding to the below comments), and file certain exhibits to the Registration Statement.

Summaries of the comments with respect to PEA No. 48, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in PEA No. 48.

Prospectus - Comments

1.	Comment: Explain the difference between the investment objective and the performance objective for TIFF Multi-Asset Fund.

Response: Item 2 of Form N-1A requires a fund to disclose its “investment objectives or goals.” The investment objective and performance objective for TIFF Multi-Asset Fund are meant to be read together. The investment objective describes the type of return the fund is seeking to achieve (current income and appreciation of principal or total return). The performance objective provides an objective measure of the returns the fund seeks to achieve over the long-term and provides a metric by which members can evaluate whether the fund has achieved its goals. We believe that the performance objective is a goal as referred to in Item 2 of Form N-1A.

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2.	Comment: For TIFF Multi-Asset Fund, please supplementally provide the completed fee table and example.

Response: Please see the completed fee table and example below.

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. The “Redemption Fees” shown in this table are referred to as “exit fees” elsewhere in the prospectus.

Shareholder Fees (fees paid directly from your investment):
Entry Fees on Purchases (as a percentage of amount invested)	0.50%
Redemption Fees (as a percentage of amount redeemed)	0.50%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.63%
Other Expenses	0.22%
Other Expenses	0.14%
Interest Expense and Dividends on Short Sales	0.08%
Acquired Fund Fees and Expenses	0.66%
Total Annual Fund Operating Expenses [a]	1.51%

[a]	Total Annual Fund Operating Expenses may not correspond to the ratio of expenses to average net assets shown in the Financial Highlights section of the prospectus, which reflects the operating expenses of the fund and does not include Acquired Fund Fees and Expenses.

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$254	$580	$929	$1,913

You would pay the following expenses if you did not redeem your shares:

1 Year	3 Years	5 Years	10 Years
$203	$525	$870	$1,843

3.	Comment: If TIFF Multi-Asset Fund will sell credit default swaps, please confirm that the fund will cover the full notional amount of the credit default swaps.

Response: For credit default swaps that are sold, the fund will cover the full notional amount of the credit default swaps.

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4.	Comment: For TIFF Multi-Asset Fund, under Principal Investment Strategies, in the second paragraph, the disclosure states that the fund invests in synthetic and derivative instruments, such as futures, options, swaps, and “other instruments.” Please identify any of these “other instruments” under Principal Investment Strategies and disclose any corresponding risks in the Derivatives Risk paragraph under Principal Investment Risks.

Response: We have identified those investments in derivatives which comprise a principal investment strategy of the fund and have revised the following sentence in the Principal Investment Strategies paragraph to read:

“In addition, the fund invests in synthetic and derivative instruments, such as futures, options, swaps, and forward foreign currency exchange contracts ~~other instruments~~, in order to gain or hedge exposure to the fund’s performance benchmark, one or more segments of the benchmark, and individual positions, including currency exposures.”

The corresponding risks are disclosed in the Derivatives Risk paragraph under the Principal Investment Risks.

5.	Comment: For TIFF Multi-Asset Fund, under Principal Investment Strategies, in the third paragraph, the disclosure states: “The boards of TAS and TIP view the Constructed Index, in general, as an appropriate long-term asset mix for non-profit organizations that seek to maintain the inflation-adjusted value of their assets while distributing 5% of these assets annually.” Please indicate, following this sentence, that there is no assurance that this result may be achieved.

Response: We have added the following sentence as the last sentence of this paragraph: “However, no assurance can be given that this result may be achieved.”

6.	Comment: For TIFF Multi-Asset Fund, please confirm that any interest expense and dividends on short sales will be included in the fee table.

Response: The fund’s fee table includes a line item under “Other Expenses” for interest expense and dividends on short sales.

7.	Comment: For TIFF Multi-Asset Fund, please supplementally provide the completed fund performance tables.

Response: Please see the completed fund performance tables below.

Calendar Year Total Returns (%)

Highest and Lowest Quarterly Returns
(for periods shown in the bar chart)

Highest	(2Q 2009)	17.28%
Lowest	(4Q 2008)	-14.04%

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Average Annual Total Returns (for periods ended 12/31/2015)

The table below illustrates the changes in the fund’s yearly performance and shows how the fund’s average returns for one year, five years, ten years, and since fund inception, which reflect the deduction of entry and exit fees from a member’s account, compare with selected benchmarks. Past performance is not necessarily an indication of how the fund will perform in the future. Updated performance information is available online at www.tiff.org.

	One Year	Five Years	Ten Years	Since Inception (3/31/95)
TIFF Multi-Asset Fund
Return Before Taxes	-2.72%	4.66%	6.01%	7.59%
Benchmark Returns
MSCI All Country World Index (does not reflect fees, expenses, or taxes)	-2.36%	6.09%	4.76%	6.48%
Consumer Price Index (“CPI”) + 5% per annum (does not reflect fees, expenses, or taxes)	5.76%	6.61%	6.94%	7.27%
Multi-Asset Fund Constructed Index* (does not reflect taxes)	-2.00%	3.72%	4.55%	6.92%
65/35 Mix (65% MSCI All Country World Index, 35% Barclays US Aggregate Bond Index) (does not reflect fees, expenses, or taxes)	-1.17%	5.35%	5.06%	6.56%

* Performance of the Multi-Asset Fund Constructed Index generated from July 1, 2009, through September 30, 2015, was reduced by 0.20% per annum, prorated monthly. This reduction reflected an estimate of the costs of investing in the Constructed Index’s asset segments through index funds or other instruments. The reported performance of the Constructed Index would increase in the absence of a 0.20% reduction.

8.	Comment: Explain the difference between the investment objective and the performance objective for TIFF Short-Term Fund.

Response: As noted above in response to Comment 1, Item 2 of Form N-1A requires a fund to disclose its “investment objectives or goals.” The investment objective and performance objective for TIFF Short-Term Fund are meant to be read together. The investment objective describes the type of return the fund is seeking to achieve (current income). The performance objective provides an objective measure of the returns the fund seeks to achieve over the long-term and provides a metric by which members can evaluate whether the fund has achieved its goals. As noted above, we believe that the performance objective is a goal as referred to in Item 2 of Form N-1A.

9.	Comment: For TIFF Short-Term Fund, please supplementally provide the completed fee table and example.

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. The “Redemption Fees” shown in this table are referred to as “exit fees” elsewhere in the prospectus.

Shareholder Fees (fees paid directly from your investment):
Entry Fees on Purchases (as a percentage of amount invested)	None
Redemption Fees (as a percentage of amount redeemed)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.03%
Other Expenses	0.19%
Total Annual Fund Operating Expenses	0.22%

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This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$23	$71	$124	$280

10.	Comment: For TIFF Short-Term Fund, under Principal Investment Strategies, the disclosure states that the fund’s duration generally will not differ from the benchmark’s duration by more than three months. Please indicate following this sentence what the duration of the benchmark is.

Response: We have added the following sentence where indicated:

“While the duration of the benchmark varies throughout the month, as of April 1, 2016, the duration of the benchmark was approximately 5.8 months.”

11.	Comment: For TIFF Short-Term Fund, please supplementally provide the completed fund performance tables.

Response: Please see the completed fund performance tables below.

Calendar Year Total Returns (%)

[a] Rounds to less than 0.01%

Highest and Lowest Quarterly Returns
(for periods shown in the bar chart)

Highest	(3Q 2007)	1.39%
Lowest	(4Q 2011, 4Q 2013, 3Q 2014, 4Q 2014, 1Q 2015)	-0.10%

Average Annual Total Returns (for periods ended 12/31/2015)

The table below illustrates the changes in the fund’s yearly performance and shows how the fund’s average returns for one year, five years, ten years, and since fund inception compare with a selected benchmark. Past performance is not necessarily an indication of how the fund will perform in the future. Updated performance information is available online at www.tiff.org.

	One Year	Five Years	Ten Years	Since Inception (5/31/94)
TIFF Short-Term Fund
Return Before Taxes	-0.10%	-0.08%	1.24%	2.85%
Benchmark Returns
BofA Merrill Lynch US 6-Month Treasury Bill Index (does not reflect fees, expenses, or taxes)	0.22%	0.19%	1.57%	3.02%

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12.	Comment: For TIFF Multi-Asset Fund, under Additional Strategies and Risks, under the sub-heading Performance Objectives and Benchmarks, in the second paragraph, the disclosure states: “The TAS and TIP boards view the Constructed Index, in general, as an appropriate long-term asset mix for non-profit organizations that seek to maintain the inflation-adjusted value of their assets while distributing 5% of these assets annually.” Please indicate, following this sentence, that there is no assurance that this result may be achieved.

Response: We have added the following sentence as the last sentence of this paragraph: “However, no assurance can be given that this result may be achieved.”

13.	Comment: Under Money Manager Fee Arrangements and Portfolio Managers, please supplementally provide the completed management fee table.

Response: Please see the completed management fee table below.

Total Management Fees Paid to
TAS and Money Managers for
Fiscal Year Ended 12/31/2015

Multi-Asset Fund	0.63%
Short-Term Fund	0.03%

Note: Reflects aggregate fees paid to TAS and the money managers as a percentage of average net assets. Multi-Asset Fund’s fees do not include management and incentive fees paid to acquired fund managers or the acquired funds’ operating expenses, which are reflected as a reduction in the acquired funds’ gross returns. See Fees and Expenses of the Fund in the Multi-Asset Fund Summary section of this prospectus for additional information regarding acquired fund fees and expenses.

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On behalf of the Registrant, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. The Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

I hope that the foregoing is responsive to each of the comments provided on April 7, 2016. Please do not hesitate to contact me at (617) 662-7193 if you have any questions regarding these responses.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood, Esq.

cc:	Richelle Maestro, Esq. Kristin Ives, Esq.